+--------+                                      /------------------------------/
| FORM 3 |                                      /        OMB APPROVAL          /
+--------+                                      /------------------------------/
[_] Check this box if no longer                 / OMB Number:        3235-0104 /
    subject to Section 16. Form 4 or            / Expires:  September 30, 1998 /
    Form 5 obligation may continue.             / Estimated average burden     /
    See Instruction 1(b).                       / hours per response       0.5 /
                                                /------------------------------/




                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

     FlightTechnics, LLC
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

     520 West Palmdale Blvd., Suite C-1
    ----------------------------------------------------------------------------
                                   (Street)

     Palmdale                        CA                               93551
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

    ----------------------------------------------------------------------------
2.  Date of Event Requiring Statement (Month/Day/Year)              11/30/00
    ----------------------------------------------------------------------------

3.  IRS Social Security Number of Reporting Person (Voluntary)    95-4833239
    ----------------------------------------------------------------------------

4.  Issuer Name and Ticker or Trading Symbol Willis Lease Finance Corporation
    (WLFC)
    ----------------------------------------------------------------------------
5.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

    ___ Director    ___ Officer              X  10% Owner    ___ Other
                                            ---
                        (give title below)                       (specify below)

                            ----------------------
    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
    ----------------------------------------------------------------------------
7.  Individual or Joint / Group Filing (Check Applicable Line)
    ____ Form filed by One Reporting Person
     X   Form filed by More than One Reporting Person
    ----

    ----------------------------------------------------------------------------

             TABLE I--Non-Derivative Securities Beneficially Owned

-------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                         2. Amount of Securities   3. Ownership          4. Nature of Indirect Beneficial
   (Instr. 3)                                   Beneficially Owned        Form: Direct          Ownership (Instr. 5)
                                                (Instr. 4)                (D) or Indirect
                                                                          (I)   (Instr. 5)
-------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01 per share             1,300,000                      D                        N/A
-------------------------------------------------------------------------------------------------------------------------------

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

FORM 3 (continued)      Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative          2. Date Exer-       3. Title and Amount of         4. Conver-  5. Owner-     6. Nature of Indirect
   Security Instr. 4)              cisable and         Securities Underlying          sion or     ship          Beneficial Ownership
                                   Expiration          Derivative Security            Exercise    Form of       (Instr. 5)
                                   Date                (Instr. 4)                     Price of    Deriv-
                                   (Month/Day/Year)                                   Deri-       ative
                                   ----------------------------------------------     vative      Security:
                                   Date        Expira-                    Amount          rity    Direct
                                   Exer-       tion          Title        or                      (D) or
                                   cisable     Date                       Number                  Indirect
                                                                          of                      (I)
                                                                          Shares                  (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Stock option (right to buy)     11/30/00    5/29/02    Common Stock    1,700,000*   $15.00*          D                 N/A
------------------------------------------------------------------------------------------------------------------------------------

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Explanation of Responses:

*  See Exhibit C
   ---

                                                                 FLIGHTTECHNICS, LLC

                                                                   /s/ Hans Ulrich Beyeler                          12/11/00
                                                                  ------------------------                          --------
                                                            Hans Ulrich Beyeler, President and with power             Date
                                                             of attorney for the other Reporting Persons
                                                                   **Signature of Reporting Person


**  Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations. see 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                   EXHIBIT A

                               POWER OF ATTORNEY

         Know all by these presents, that each of the undersigned hereby constitutes and appoints each of Hans Ulrich Beyeler and Hans Jorg Hunziker, signing singly, the undersigned's true and lawful attorney-in-fact to:

         (1) execute for and on behalf of the undersigned, in the undersigned's capacity as a 10% beneficial owner of Willis Lease Finance Corporation, a Delaware corporation (the "Company"), Forms 3, 4, and 5 in accordance with Section 16
                  (a) of the Securities Exchange Act of 1934 and the rules thereunder;

         (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor are any of the undersigned assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

         This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 11th day of December, 2000.

               FlightTechnics, LLC

               By:   /s/  Hans Ulrich Beyeler
                     ------------------------
                     Hans Ulrich Beyeler, President and CEO

               By:   /s/  Matthias Mueller
                     ---------------------
                     Matthias Mueller, Vice President and CFO

               SR Technics Group America, Inc.


               By:   /s/  Hans Ulrich Beyeler
                     ------------------------
                     Hans Ulrich Beyeler, President and CEO

               By:   /s/  Georg Radon
                     ----------------
                     Georg Radon, Vice President and CFO

               Flightlease AG

               By:   /s/  Hans Jorg Hunziker
                     -----------------------
                     Hans Jorg Hunziker, President and CEO

               By:   /s/  Matthias Mueller
                     ---------------------
                     Matthias Mueller, Head of Business
                     Development

               SR Technics Group

               By:   /s/  Hans Ulrich Beyeler
                     ------------------------
                     Hans Ulrich Beyeler, President and CEO

               By:   /s/  Georg Radon
                     ----------------
                     Georg Radon, Vice President and CFO

                                   EXHIBIT B

                            JOINT FILER INFORMATION

1.     Name: SR Technics Group America, Inc.

       Address: 520 West Palmdale Blvd., Suite C-1
                Palmdale, CA 93551

       Designated Filer: FlightTechnics, LLC

       Issuer and Ticker Symbol: Willis Lease Finance Corporation (WLFC)

       Date of Event Requiring Statement: November 30, 2000


2.     Name: Flightlease AG

       Address: DY
                CH-8058 Zurich Airport
                Zurich, Switzerland

       Designated Filer: FlightTechnics, LLC

       Issuer and Ticker Symbol: Willis Lease Finance Corporation (WLFC)

       Date of Event Requiring Statement: November 30, 2000


3.     Name: SR Technics Group

       Address: TB
                CH-8058 Zurich Airport
                Zurich, Switzerland

       Designated Filer: FlightTechnics, LLC

       Issuer and Ticker Symbol: Willis Lease Finance Corporation (WLFC)

       Date of Event Requiring Statement: November 30, 2000

                                    EXHIBIT C

* Pursuant to an Investment Agreement dated as of November 7, 2000 among the Issuer and the Reporting Persons, FlightTechnics, LLC has an option, from November 30, 2000 to May 29, 2002, to purchase between 1,700,000 shares and that number that when added to the 1,300,000 shares acquired on November 30, 2000 would equal 34.9% of the Issuer's then outstanding Common Stock. The purchase price for the 1,700,000 shares is $15.00 per share and the purchase price for the additional shares is $16.50 per share. The exercise of the option is subject to certain conditions being satisfied.

     Each of SR Technics Group America, Inc. and Flightlease AG own a 50% membership interest in FlightTechnics, LLC, and therefore, may each be deemed to indirectly beneficially own 1,500,000 shares of the Issuer's Common Stock for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"). The joint filing of this Form 3 should not be deemed an admission that the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Act. Each of the Reporting Persons disclaims beneficial ownership of the shares beneficially owned by any of the other Reporting Persons.